Filed Pursuant To Rule 433

Registration No. 333-275079

January 11, 2024

BLOOMBERG (TV): Bloomberg Markets - Leinz and Basak with Michael Sonnenshein

KAILEY LEINZ: joining us now I'm pleased to say is Michael Sonnenshein, he is CEO of Grayscale. not just one of the 11 issuers of one of these spot products, he actually had GBTC converted into this. But really, arguably what started this all. So Michael, thank you very much for joining us. if you just look at the language in Gary Gensler's statement about the approval, he specifically points to the Grayscale case and says that changed the circumstances, why he felt it was the most sustainable path forward to approve the listing in trading of these ETPs. how does it feel?

GRAYSCALE CEO, MICHAEL SONNENSHEIN: it is definitely a historic day. I mean joining you guys live from the floor of the New York Stock Exchange, this is the culmination of 10 years of work. it is a huge thank you at this moment to our investors for being patient, supporting us, a huge thank you to the Grayscale team. looking back on the last couple of years, making the decision to sue our regulator, to have that unanimous victory in court, and then all of that come to fruition and actually have GBTC uplist on the New York stock exchange as the world's second-largest commodity ETF is just such a historic moment and such a milestone. thrilled and feeling really good today.

SONALI BASAK: The second largest commodity ETF and the largest crypto fund already in the world for bitcoin. how do you go around then Michael, attracting new assets to this ETF form? what do your conversations with clients look like today?

SONNENSHEIN: Well, I think what is really exciting about this day really is that you are now going to have 11 different spot bitcoin ETFs on the market. GBTC has really paved the way for a lot of those other products to come to market. GBTC will be differentiated though right. it came to market with $28 billion of assets, tremendous tremendous liquidity. we are seeing that play out even further today on the New York Stock Exchange. but it won’t necessarily be everything to all investors. And so some investors may look for these products that are super super low cost and that is what is most important to them. to other investors, the fact that GBTC has a tenure-track record, billions of dollars of AUM, that liquidity profile, brought to you by a crypto specialist, that will be some of the differentiators that attract them as well. but it is a little too early to see how it’s all gonna play out.

BASAK: Michael, when we look at the bitcoin price action today we jumped up to $49,000 and now we are back down to barely above $46,000 now. Coming into today a lot of investors were concerned about potential selling pressure out of GBTC. What are you experiencing in terms of flows?

SONNENSHEIN: Yeah well last time i checked GBTC was one of the only ETFs that was positive on the day. And so we had a really successful and smooth up listing to NYSE Arca. Last I checked the notional trading volume had already eclipsed well above $1.5 billion notionally today. so the volumes have been really really strong.

LEINZ: well obviously that is for GBTC, which has taken up so much attention for this very reason about your attempts to convert it to the spot bitcoin etf, what it would mean for everyone else. but to go back to what we were just hearing from commissioner Pierce, this approval was very narrow very specific to these bitcoin products. Grayscale has plenty of other products out there. You’ve got an ether trust, a litecoin, Solana as well I believe. are you going to pick a fight with the SEC about any of those, try to make any of those spot ETFs Michael?

SONNENSHEIN: well i think you guys know our business model pretty well and we are pretty transparent about it. We do have a family of 17 different digital asset products that are each at one stage of a very prescribed 4 stage lifecycle. GBTC is the first of those products to get to stage four, to uplist as a spot bitcoin ETF. last year we already filed to uplist our ethereum product, the Grayscale ethereum trust, to a spot ethereum ETF. and we really believe that GBTC can really pave the way for the rest of that product family to continue along that four-phase lifecycle. And ultimately you will see from the Grayscale family an entire suite of digital asset or crypto-focused ETFs.

BASAK: Wait so if you want to see an ethereum ETF for example, how soon do you think something like that could happen? To Kailey’s point the SEC was also clear this was just an approval for bitcoin-related ETPs. in fact, they were kind of critical about the crypto industry in their statement.

SONNENSHEIN: Well you know i do think one of the things that we have to look at and how we got to this historic outcome was the fact the SEC was treating the bitcoin futures-based products differently than the bitcoin spot based products like GBTC. the fact that we now have that similar situation with ethereum futures-based ETFs but not ethereum spot may pretend that we have similar arguments that surround the eventual uplisting or approval of spot ethereum products in the market. we do have a market of significant size on the CME for ethereum and I think that is a really important point and another really important validation for how crypto as an asset class is here to stay.

BASAK: Now i am curious about the fee structure, Michael. And you know i ask you this every time and it has been the biggest question in town when it comes to Grayscale and GBTC. was the calculus that you would rather keep the fee at 1.5%, and even face potential outflows because of it with others competing on fees, rather than try and compete in the race to zero for ETFs here?

SONNENSHEIN: Well i think for us, first of all like i have always told you, Sonali, it is always going to be that we were going to reduce fees and we made good on that commitment. we reduced fees by 25%. other issuers coming into the market with no assets, no trading volumes, no base of investors, were really starting coming out of the gate offering incentives to get investors into their funds. i do think GBTC like we have seen in other ETF categories is really that specialist, that first to market with the AUM, with the trading volume, with the track record and that does command a higher fee. And I think we are now seeing that now for spot bitcoin products the way we’ve seen it in other parts of the ETF ecosystem.

BASAK: And I think this is a really important differentiation. You talked about flow volumes earlier, flows can mean inflows or outflows. what are you seeing in terms of directions either way? net flows at this point in time.

SONNENSHEIN: I think it's too early to say. since GBTC has been trading since 2015 we have had investors come into our fund and out of our fund every single day, hundreds of thousands of investors across all 50 states. i think the same will be true of GBTC now as an ETF.

LEINZ: And finally Michael, obviously this concludes what had been a long litigation mess that Grayscale if you will, had to be involved in with SEC but there is other litigation that I want to ask you about because obviously Alameda has involved Grayscale in a $4 billion suit, essentially seeking $4 billion in value for Grayscale shareholders. now that these spot ETF products are approved, how does that change that legal issue for you?

SONNENSHEIN: Sure yeah I mean it is tough to comment on ongoing litigation. but what i will say is that we have fulfilled the promise that we made to investors, which was getting GBTC uplisted as a spot bitcoin ETF, and that all came true this very morning.

BASAK: Michael, what is next? what do the next couple of days look like to you? are you running around looking for new assets, are you planning on cutting your fees once more?

SONNENSHEIN: Well I’ll tell you the last few days have almost really been a blur. having a lot of conversations with folks like yourselves. speaking a lot with our investors. we are hearing an outpouring of support from the investment community really thanking the Grayscale team for forging ahead, for doing the tough work to go up against the regulator knowing we had sound arguments. and that really has paved the way for the outcome we have now achieved here today.

BASAK: Grayscale’s Michael Sonnenshein, we thank you so much for your time on this historic day. i know a lot of the crypto industry is pointing to you for the reason that this is all happening today. So we would like to have you back on the next set of ETFs.

SONNENSHEIN: Thank you.

BASAK: Thank you.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.